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212-450-4000
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212-450-4560

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File No. 82-5151

November 8, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- a press release *"Telefónica Data Brasil Holding S.A. Announces Consolidated Financial Results Accumulated for the nine months ended September 30, 2002"* dated November 8, 2002

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

dlw 12/12

Telefónica

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results Accumulated for the nine months ended September 2002

Press Release, November 08, 2002 (09 pages)

RECD S.E.C.
NOV - 8 2002
1086

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo - Brazil), (November 08, 2002) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the third quarter of 2002, ended September 30. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of 10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Figures in Reais MM (Unaudited)	**Sep-02**	**Sep-01**	**Variation**
Net operating revenues	223,527	121,484	*84.0%*
EBITDA [1/]	28,972	2,881	*905.6%*
EBITDA margin(%)	13.0%	2.4%	*10.6p.p.*
Operating income	-61,891	-32,584	*89.9%*
Income before income tax, social contribution, prof. sharing & minority interest	-65,528	-32,583	*101.1%*
Net income	-64,572	-26,194	*146.5%*
Shares outstanding (bn)	1,071.2	493.7	*117.0%*
EPS (000)	-60.28	-53.06	*13.6%*

Business Communications	Consolidated-Accumulated		
	Sep-02	**Sep-01**	**Variation**
Packages	25,449	21,659	*17.5%*
IP Network	91,388	60,083	*52.1%*
ADSL	304,228	133,060	*128.6%*
Total	421,065	214,802	*96.0%*

1/ EBITDA = operating income + depreciation

Highlights about revenues

- TDBH's accumulated net operating revenues until September 2002 reached R$223.5 million. When compared to the R$121.5 million of the same period of last year, an evolution of R$102.0 million or 84.0% is detected. This increase was due to a 96.0% plant growth between 3Q01 and 3Q02.

- The Business Communication services segment added 3,790 new X.25, X.28, Data Voice and Frame-Relay terminals when comparing the first nine months of 2002 with the same period of 2001. Its plant reached 25,449 terminals in service.
- For the internet services, the Company installed 202,473 accesses and circuits corresponding to 51.2% of the current plant. The total plant in service reached 395,616 in the third quarter of 2002, a 105% increase compared to the same period of 2001.

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses / Other Operating Revenues accumulated until September 2002, when compared to the same period of last year, presented a R$76.0 million growth, or 64.0%. In the quarterly comparison, the increase was R$25.1 million, or 54.6%.

Operating Expenses - Annual


Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
(100)
(50)
0
50
100
150
200
Until SEP/2001
Until SEP/2002

Operating Expenses - Quarter


Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
(40)
(20)
0
20
40
60
80
3Q01
3Q02

The changes are explained as follows:

- **Personnel Expenses** reached R$53.5 million in the first nine months of 2002, an increase of R$10.4 million or 24.2% compared to the same period of last year, mainly due to the increase in the average headcount. In the quarterly comparison, personnel expenses raised R$2.5 million, or 15.9%. The headcount as of September 2001 was 695 and reached 758 as of September 2002 due to the incorporation of Itaú network, that resulted in the transfer of 151 employees to TDBH between November 2001 and February 2002.

- **General and administrative expenses** accumulated until September 2002 reached R$ 194.7 million, a R$78.7 million growth, or 67.8%, compared to the same period of last year. When comparing the 3Q02 with the 3Q01, a R$20.8 million growth is shown, or 41.5%. This is due to increase of the expenses related to plant maintenance, including telephone equipment hardware, and expenses with rental of dedicated lines. Also contributed to this increase the expenses with materials and maintenance of electric equipment.

- **Taxes** accumulated for the first nine months of 2002, compared to the same period of 2001, showed a R$1.3 million growth or 16.6%, due to the increase in the Net Revenues and, as a consequence, an increase on taxes like FUST – dedicated to the universalization fund of the telecommunication services - and FUNTEL – dedicated to technological development - and the increase of other operating revenues that resulted in an increase on PIC, CONFINS and ISS. In the quarterly comparison, the decrease was R$0.7 million or 19.7% is mainly due to the decrease of the other operating revenues.

- **Provisions for bad debt** presented a decrease of R$2.1 million or 21.5% when comparing the first nine months of 2002 with the same period of 2001, representing 3,4% of the net revenues in the end of September 2002. In the quarterly comparison, there was a reduction of R$3.6 million or 81.1%. Both are related to the additional efforts on the collecting services and the recovered credits. The provisions for bad debt are set in accordance to the conservatism accounting principle adopted by the Telefónica Group.

- **Other operating revenues (expenses)** are mainly constituted by data transmission fees accrued from Telesp and voice service fees paid to Telesp, showing a positive variation of R$11.6 million or 19.7% when comparing the first nine months of 2002 with the same period of last year. In the quarterly comparison, they showed an decrease of R$6.2 million or 22.3%. There was an update in the Telesp data base billing system in the last quarter, leading to on a new calculus of the accumulated commission.

Other Operating Expenses Highlights

Depreciation reached R$51.6 million for the first nine months of 2002, a R$22.5 million or 77.4% raise in comparison to the same period last year, mainly caused by the growth of the plant in service.

Net financial revenues / (expenses): accumulated for the first nine months of 2002 grew R$32.9 million compared to the same period of last year. In the quarterly comparison, there was an increase in the financial expenses of R$11.46 million. The negative result was due by the increase in the net indebtedness of the Company, caused by its expansion. In order to reduce the exchange rate variation risk that could lead to losses for the Company as a consequence of the volatility of the exchange rate thus increasing the value of liabilities represented by loans and financing contracted in foreign currency as well as financial expenses, the Company has signed hedging contracts with financial institutions.

LOANS AND FINANCING: TDBH finished the 3Q02 with a total debt of R$310.1 million, or 50.4% of the net equity, and discounting R$19.4 million (from cash and cash equivalents) the net debt

totaled R$290.7 million. In the 3Q01, it was R$101.5 million, or 15.0% of the net equity, and discounting R$ 10.1 million (from cash and cash equivalents) the net debt totaled R$91.4 million. When comparing the 3Q02 with the 3Q01, there was an increase of the net indebtedness of R$102.5 million.

EMPLOYEE PROFIT SHARING totaled R$6.2 million accumulated for the first nine months of 2002, showing an increase of R$0.05 million or 0.9%. In the quarterly comparison, there was an increase of R$0.3 million or 20.2%.

Additional Information

- **Transactions with Associated Companies** – are executed under the usual market conditions The main transactions with associated companies, developed by this company and its subsidiary, refer to a loan agreement with a company of the Group, rendered telecommunication services and other services, receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

- **Net Equity Merged -** Company merged the net equity spun-off from Telecomunicações de São Paulo S.A. (former holding company of Telefônica Empresas S.A.) represented by amounts receivable from Telefônica Empresas S.A. and the investment held in the capital of that wholly owned subsidiary, at the book values as of December 31, 2000. The subsidiary Telefônica Empresas S.A. was formed on August 3, 2000. At the shareholders' meeting held on November 24, 2000, the capital increase in the amount of R$ 198,285 by Telecomunicações de São Paulo S.A. - TELESP, was approved, being: (i) R$ 108,285 through checking of assets according to an appraisal report prepared by experts and dated October 27, 2000, including the transfer of the authorization of the right to those services; and (ii) R$90,000 in cash. With the previous authorization of National Telecommunications Agency - Anatel, in the terms of Law 9472 from July 16, 1997, the subsidiary start-up was on December 1, 2000, and until this date the services were provided by its former holding company. The amounts related to the movement of several balance sheet accounts, part of the capital contribution of the former holding company, were transferred to the Company at its start-up, representing a liability of R$16,635 at that date, of which R$13,934 were spun-off and merged by the Company. On June 27, 2001, through a Contract to Subscribe Shares and other established agreements, the Company made investments in Figueira Administração e Participações S.A. in the amount of R$ 495,080, corresponding to 50% of the capital (represented by 3,837,651 common shares and 7,675,302 preferred shared). Figueira Administração e Participações S.A. was controlled by Banco Itaú S.A. and detained the necessary assets to operate the corporate telecommunication network of said bank. It also detained a 20% participation in voting shares and 100% in non-voting shares of Galáxia Administração e Participações S.A., a company that will have the authorization to render telecommunication services classified as Limited Specialized Services (Serviço Limitado Especializado - SLE). On July 27, 2001, Figueira Administração e Participações S.A. was partially spun-off and had its operating assets and investments in Galáxia Administração e Participações S.A. transferred to the new company, which will be controlled by the Company, and named Spanish Participações S.A. This represents R$ 37,828. Thus, the goodwill and investment value determined according to the financial statements prepared having as the date for reference the day of the partial spin-off amounts R$ 456,478. This value has as economic fundamental, the future profitability expectations that will be redeemed according to the current legislation.

- **Funds Provided for Future Capitalization** – On June 27, 2001, Telefônica Data do Brasil Ltda. was credited R$ 495,1 million and it refers to funds for a future capital increase of the Company. The said amount was employed to subscribe shares of Figueira Administração e Participações S.A.

SUBSEQUENT EVENT – CHANGE IN STRUCTURE

According to relevant Fact published on October 10, 2001, it was submitted to the shareholders and quota holders a corporate restructuring proposal, which consisted of the incorporation of West Village Participações Ltda. (WEST VILLAGE) by Spanish Participações S.A. (SPANISH) and the incorporation of the last one by TELEFONICA EMPRESAS, wholly owned subsidiary of TDBH. The corporate restructure aims to reduce costs, especially the ones related to logistics, sales efforts and administrative costs. t shall also simplify internal routines and maximize the use of the available resources. The corporate restructuring shall make possible for TELEFONICA EMPRESAS the utilization of the tax benefits derived from the amortization of the goodwill held by WEST VILLAGE. The restructuring was implemented as follows: (a) Capital contribution at West Village, with investments withheld at the controlled Spanish, according to its accounting values. (b) The incorporation of West Village by Spanish. In order to avoid that the amortization of the premium registered in the WEST VILLAGE's account affects negatively the dividends' flow of SPANISH's shareholders, WEST VILLAGE will constitute a provision, which seeks to maintain the integrity of the assets of the company. The shareholders of the controlled company received one stock issued by Spanish per each share capital held. The total amount of the goodwill was registered in a deferred asset account of SPANISH and it will have a special reserve to goodwill as counterpart during the incorporation of the shareholders' equity. (c) Spanish was incorporated by Telefônica Empresas S.A. and the same accounting treatment was given to the goodwill, the goodwill special reserve and the provision to maintain the integrity of the assets of the company. The Company received, due to the extinction and incorporation, a new stock issued by Telefônica Empresas S.A. per each stock previously held. As a result of said restructuring, there are no changes in the voting rights, dividends and shareholders' equity rights for the shareholders of Telefônica Empresas S.A. The amounts to be used for this restructuring shall be evaluated based on the book value of the involved companies and the valuation of an specialized company according to the current legislation, on the base dates of September 30, 2001 and October 10, 2001 in the case of West Village. The said restructuring did not need the ANATEL approval nor from any other regulator.

Shareholders' Equity – Capital Stock

The Capital Stock of TDBH on December 31, 2001 was R$ 207.8 million, represented by 165,322,469,526 common shares and 328,342,876,111 preferred shares, all book entry shares and without nominal value. Since April 04, 2002, when the 1st General Ordinary Meeting and 2nd General Extraordinary Meeting took place, the Company is authorized to increase its capital stock to the limit of 1.500.000.000.000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares it is not mandatory to issue new ON and PN shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit. The increase of the capital stock was approved by the Board of Directors on session held on February 26th, 2002, for an amount of R$ 495,080 with the issuance of 577.488.040.325 new shares, 193.393.661.901 of which are nominal common shares and 384.094.378.420 are nominal preferred shares traded at R$ 0,8573 per block of one thousand shares. The capital stock went from R$ 207,799 to R$ 702,880, represented by 1.071.153.385.962 shares, of which 358.716.131.431 are common shares and 712.438.254.531 are preferred shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the

mentioned subsidiary, approved by a shareholders' meeting held on the same date. In the spin off of Telecomunicações de São Paulo S.A. - Telesp and incorporation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 8, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding - Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Corporate Law

Law #10.303 from October 31, 2001: it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM – Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Management Committee and the possibility to publish lengthy documents through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the society. The companies were given up to one-year period counting from the date the new Law was published, to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the operating highlights and the shareholding structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the months ended September 30, 2001 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Sep-01	Sep-02	*var.*	3Q01	3Q02	*var.*
Gross Operating Revenue	**163,913**	**317,127**	*93.5%*	**62,413**	**122,892**	*96.9%*
Data Transmission	161,094	306,067	*90.0%*	59,884	122,320	*104.3%*
Switched Packaged	138,787	247,299	*78.2%*	52,562	95,586	*81.9%*
Speedy Link	22,307	58,768	*163.5%*	7,322	26,734	*265.1%*
Other telecommunications services	2,819	11,060	*292.3%*	2,529	572	*-77.4%*
Taxes + others	(42,429)	(93,600)	*120.6%*	(15,375)	(38,289)	*149.0%*
Net operating revenue	121,484	223,527	*84.0%*	47,038	84,603	*79.9%*
Operating expenses	(118,603)	(194,555)	*64.0%*	(46,027)	(71,157)	*54.6%*
Payroll and related charges	(43,059)	(53,480)	*24.2%*	(15,588)	(18,069)	*15.9%*
General and administrative expenses	(116,050)	(194,727)	*67.8%*	(50,056)	(70,848)	*41.5%*
Materials	(1,978)	(1,767)	*-10.7%*	(774)	(617)	*-20.3%*
Outside Services	(39,196)	(61,185)	*56.1%*	(11,815)	(22,608)	*91.3%*
Others	(74,876)	(131,775)	*76.0%*	(37,467)	(47,623)	*27.1%*
Taxes	(7,737)	(9,024)	*16.6%*	(3,600)	(2,892)	*-19.7%*
Provisions	(9,680)	(7,597)	*-21.5%*	(4,468)	(846)	*-81.1%*
Investment gains (losses)	(774)	5	*-100.6%*	-	-	-
Other operating revenues / (expenses)	58,697	70,268	*19.7%*	27,685	21,498	-22.3%
Earnings before interest taxes, depreciation and amortization - EBITDA	2,881	28,972	*905.6%*	1,011	13,446	*1,230.0%*
Depreciation and amortization	(29,068)	(51,568)	*77.4%*	(13,647)	(18,715)	*37.1%*
Financial revenues	9,146	93,778	*925.3%*	7,878	78,060	*890.9%*
Financial expenses	(15,543)	(133,073)	*756.2%*	(14,686)	(96,323)	*555.9%*
Operating income	(32,584)	(61,891)	*89.9%*	(19,444)	(23,532)	*21.0%*
Non-operating revenues (expenses)	1	(3,637)	*-363,800.0%*	-	480	-
Income before income tax and social contribution	(32,583)	(65,528)	*101.1%*	(19,444)	(23,052)	*18.6%*
Income tax	9,235	5,854	*-36.6%*	4,979	-	*-100.0%*
Social contribution	3,321	1,326	*-60.1%*	1,807	-	*-100.0%*
Income before employee profit sharing and minority interest	(20,027)	(58,348)	*191.3%*	(12,658)	(23,052)	*82.1%*
Employee profit sharing	(6,167)	(6,224)	*0.9%*	(1,485)	(1,785)	*20.2%*
Net income	(26,194)	(64,572)	*146.5%*	(14,143)	(24,837)	*75.6%*

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At June 30, 2002 and Sep 30, 2002
Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Jun/02	Consolidated Sep/02
Current Assets	**127,777**	**209,132**
Cash and cash equivalents	10,746	19,432
Cash and bank accounts	4,575	3,788
Financial investments	6,171	15,644
Accounts receivable	115,255	188,349
Accounts receivable from customers	103,886	99,928
Allowance for doubtful accounts	(20,843)	(21,690)
Recoverable taxes	21,630	21,487
Recoverable prepaid expenses	2,149	1,693
Maintenance inventories	1,821	3,306
Other assets	6,612	83,625
Recoverable advances	1,776	1,351
Long-term assets	**178,973**	**180,243**
Receivables from associated companies	2,217	2,085
Recoverables taxes	176,569	177,971
Other	187	187
Permanent Assets	**636,123**	**646,222**
Investiments	-	-
Property, plant and equipment - net	326,840	338,808
Deffered results	309,283	307,414
Total Assets	**942,873**	**1,035,597**

LIABILITIES	Consolidated Jun/02	Consolidated Sep/02
Current Liabilities	**296,370**	**410,337**
Payroll and related charges	11,840	13,472
Suppliers	33,953	43,200
Income tax	12,758	13,532
Loans and financing	192,214	300,612
Payables to associated companies	17,345	29,923
Consignments	967	933
Dividends and interest on capital	5,789	5,246
Other liabillities	21,504	3,419
Long-term liabilities	**6,138**	**9,732**
Income tax	20	18
Loan and financing	5,908	9,476
Accrual for contingencies	210	238
Shareholders' equity and funds provided for future capitalization	**640,365**	**615,528**
Shareholders' equity	640,365	615,528
Share capital	702,879	702,879
Retained earnings / (losses)	(62,514)	(87,351)
Funds provided for future capitalization	**-**	**-**
Total liabilities	**942,873**	**1,035,597**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Operating Highlights

Network	Accumulated		
	Sep-02	**Sep-01**	**Variation**
Packages	25,449	21,659	17.5%
IP Network	91,388	60,083	52.1%
ADSL	304,228	133,060	128.6%
Total	421,065	214,802	96.0%
Other	**Sep-02**	**Sep-01**	**Variation**
Employees (end of period)	758	695	9.1%

Shareholding structure

As of September 30, 2002

TDBH S/A	**Ordinary**	**Prefered**	**Total**
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**